EXHIBIT 99.1

enCore Energy Announces Agreement for At-The-Market Offering

NYSE American:EU
TSXV:EU

DALLAS, June 26, 2023 /CNW/ - enCore Energy Corp. ("enCore" or the "Company") (NYSE American: EU) (TSXV: EU) announces that it has entered into a Controlled Equity OfferingSM Sales Agreement dated as of June 26, 2023 (the "Sales Agreement") with Cantor Fitzgerald Canada Corporation and Cantor Fitzgerald & Co. (together, the "Lead Agents"), and Canaccord Genuity Corp., Canaccord Genuity LLC, Haywood Securities Inc., PI Financial Corp., and Jett Capital Advisors, LLC (together with the Lead Agents, the "Agents"). Pursuant to the Sales Agreement, the Company will be entitled, at its discretion from time-to-time during the term of the Sales Agreement, to sell, through the Lead Agents, such number of common shares of the Company (the "Common Shares") that would result in aggregate gross proceeds to the Company of up to US$70,000,000 (the "Offering" or "ATM Facility"). Sales of the Common Shares, if any, will be made in "at-the-market distributions", as defined in National Instrument 44-102 – Shelf Distributions, directly on the TSXV, the NYSE American ("NYSE American") or on any other existing trading market in Canada or the United States or as otherwise agreed between the Lead Agents and the Company.

The ATM Facility can be in effect until the aggregate gross sales proceeds of common shares sold pursuant to the Sales Agreement equals US$70,000,000, unless terminated prior to such date by enCore or otherwise in accordance with the Sales Agreement. Net proceeds from the ATM Facility, if any, will be used for corporate purposes as described in the Prospectus Supplement referenced below.

William M. Sheriff, enCore's Executive Chairman stated: "The At-The-Market (ATM) Offering provides enCore access to funds with greater flexibility and lower costs than more traditional financings. We expect to use the ATM to fund items including possible future acquisitions and to accelerate the exploration and development of our advanced mineral properties.  Any shares issued under the ATM will be fully disclosed in our financial statements."

The Offering will be made by way of a prospectus supplement dated June 26, 2023 (the "Prospectus Supplement") to the Company's existing Canadian short form base shelf prospectus of US$140 million and U.S. registration statement on Form F-10, as amended (File No. 333-272609), dated June 12, 2023 and June 20, 2023, respectively (collectively, the "Offering Documents"). The Prospectus Supplement will be filed with Securities Commissions in Canada and the U.S. Securities and Exchange Commission (the "SEC"). The Offering Documents will contain important detailed information about the securities being offered. Before you invest, you should read the Offering Documents and the documents incorporated therein for more complete information about the Company and the Offering. Copies of the Sales Agreement and the Offering Documents will be available for free by visiting the Company's profiles on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com or the SEC's website at www.sec.gov, as applicable.

The common shares that may be issued by the Company under the ATM Facility have been conditionally approved for listing on the TSXV and have been approved for listing on the NYSE American.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About enCore Energy Corp.
enCore Energy Corp., America's Clean Energy Company™, is committed to providing clean, reliable, and affordable domestic nuclear energy by becoming the next United States uranium producer in 2023. enCore solely utilizes In-Situ Recovery (ISR) for uranium extraction, a well-known and proven technology co-developed by the leaders at enCore Energy. In-Situ Recovery extracts uranium in a non-invasive process using natural groundwater and oxygen, coupled with a proven ion exchange process, to recover the uranium. Uranium production is planned at enCore's licensed and past-producing South Texas Rosita Processing Plant in 2023, and at its licensed and past-producing South Texas Alta Mesa Processing Plant in 2024.

Future projects in enCore's production pipeline include the Dewey-Burdock project in South Dakota and the Gas Hills project in Wyoming, along with significant uranium resource endowments in New Mexico providing long term opportunities. The enCore team is led by industry experts with extensive knowledge and experience in all aspects of ISR uranium operations and the nuclear fuel cycle. enCore diligently works to realize value from other owned assets, including our proprietary uranium database that includes technical information from many past producing companies, from our various non-core assets, and by leveraging our ISR expertise in researching opportunities that support the use of this technology as applied to other metals. enCore is also committed to working with local communities and indigenous governments to create positive impact from corporate developments.

Neither the NYSE American nor the TSX Venture Exchange or its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements:
Certain information contained in this news release, including: any information relating to the ATM Offering; and any other statements regarding future expectations, beliefs, goals or prospects; may constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Securities Act of 1933, as amended, and the United States Securities Exchange Act of 1934, as amended (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "is expected", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond the company's ability to control or predict. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; the ability of enCore to implement its business strategies; the ability of the Agents to sell the common shares pursuant to the ATM; and other risks. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation exploration and development risks, changes in commodity prices, access to skilled mining personnel, the results of exploration and development activities; production risks; uninsured risks; regulatory risks; defects in title; the availability of materials and equipment, timeliness of government approvals and unanticipated environmental impacts on operations; risks posed by the economic and political environments in which the Company operates and intends to operate; increased competition; assumptions regarding market trends and the expected demand and desires for the Company's products and proposed products; reliance on industry equipment manufacturers, suppliers and others; the failure to adequately protect intellectual property; the failure to adequately manage future growth; adverse market conditions, the failure to satisfy ongoing regulatory requirements and factors relating to forward looking statements listed above which include risks as disclosed in the Company's annual information form filings. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company assumes no obligation to update the information in this communication, except as required by law. Additional information identifying risks and uncertainties is contained in filings by the Company with the various securities commissions which are available online at www.sec.gov and www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of management. Such statements may not be appropriate for other purposes and readers should not place undue reliance on these forward-looking statements, that speak only as of the date hereof, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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SOURCE enCore Energy Corp.

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%CIK: 0001500881

For further information: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreuranium.com

CO: enCore Energy Corp.

CNW 19:43e 26-JUN-23